HOLLINGER INC.

STATUS UPDATE:JANUARY 27, 2006

TORONTO, Ontario, January 27, 2006 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order, as amended, was issued. These guidelines contemplate that Hollinger will provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Update Reports and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

Recent Events

On January 24, 2006 at the Annual General Meeting of Stockholders for Hollinger International Inc. (“Hollinger International”), Hollinger nominated two of its current directors, Randall Benson and Stanley Beck, to act as directors on the Board of Hollinger International in addition to the seven directors nominated by Hollinger International. All nine individuals including Mr. Benson and Mr. Beck were subsequently elected as directors and will sit on the Hollinger International Board

The Ontario Securities Commission ("OSC") has set June 2007 as the date for the hearing in respect of the Statement of Allegations issued by OSC in March 2005 against Hollinger and others.

On January 27, 2005, the Court of Appeal for Ontario heard two appeals brought by a former director of Hollinger, Peter White. Mr. White appealed the Order removing him from the Board of Hollinger and second, Mr. White appealed the Order dismissing his motion seeking indemnity by Hollinger for certain of his legal costs. The Court of Appeal reserved its decision on both appeals.

Financial Statements

As previously reported, Hollinger's 2003 and 2004 annual financial statements cannot currently be completed and audited for various reasons. The Audit Committee is working with the auditors, and discussing with regulators, various alternatives to provide financial information to the public.

Hollinger has also been unable to file its annual financial statements, Management’s Discussion & Analysis and Annual Information Form for the years ended December 31, 2003 and 2004 on a timely basis as required by Canadian securities legislation. Hollinger has not filed its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2004 and March 31, June 30, and September 30, 2005.

Hollinger has released financial information in the form of an unaudited consolidated balance sheet as at September 30, 2004, together with notes thereto, prepared on a non-GAAP alternative basis (the "Alternative Financial Information"). The Alternative Financial Information, which may be found as part of Hollinger's press release issued on March 4, 2005, was prepared by the management of Hollinger at that time and was not audited or reviewed by Hollinger's auditors.

Inspection

Ernst & Young Inc., the Inspector appointed by the Ontario Superior Court (the "Inspector”), has now provided 10 reports regarding its inspection of certain of Hollinger’s related-party transactions (the "Inspection”). Through January 20, 2006, the cost to Hollinger of the Inspection (including the costs associated with the Inspector and its legal counsel, as well as Hollinger's legal counsel) is in excess of C$19.2 million.

Supplemental Financial Information

As of the close of business January 20, 2006, Hollinger and its subsidiaries - other than Hollinger International and its subsidiaries - had approximately US$52.9 million of cash or cash equivalents on hand, including restricted cash, other than as described separately below. At that date, Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the January 20, 2006, closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$8.80, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$138.8 million. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International is being held in escrow in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with the Notes. In addition to the cash or cash equivalents on hand noted above, Hollinger has previously deposited: (a) approximately C$8.6 million in trust with the law firm of Aird & Berlis LLP, as trustee, in support of Hollinger's indemnification obligations to six former independent directors and two current officers; and (b) approximately US$579.0 thousand in cash with the trustee under the Indenture governing the Senior Notes as collateral in support of the Senior Notes (which cash collateral is also collateral in support of the Second Secured Notes, subject to being applied to satisfy future interest payment obligations on the outstanding Senior Notes).

As of January 20, 2006, there was in excess of US$132.5 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Secured Notes outstanding.

Ravelston Receivership and CCAA Proceedings

On April 20, 2005, Mr. Justice James Farley of the Ontario Superior Court of Justice (the "Court") issued two orders by which The Ravelston Corporation Limited (“Ravelston”) and Ravelston Management Inc. ("RMI") were: (i) placed in receivership pursuant to the Courts of Justice Act (Ontario) (the "Receivership Order"); and (ii) granted protection pursuant to the Companies' Creditors Arrangement Act (Canada) (the "CCAA Order"). Pursuant thereto, the RSM Richter Inc. (the "Receiver”) was appointed receiver and manager of all of the property, assets and undertakings of Ravelston and RMI. Ravelston holds approximately 16.5% of the outstanding Retractable Common Shares of Hollinger. On May 18, 2005, Mr. Justice Farley further ordered that the Receivership Order and the CCAA Order be extended to include Argus Corporation Limited and its five subsidiary companies which collectively own, directly or indirectly, 61.8% of the outstanding Retractable Common Shares of Hollinger (collectively, Argus Corporation Limited and its five subsidiary companies, as well as Ravelston and RMI are referred to as the "Ravelston Entities"). The Ravelston Entities own, in aggregate, approximately 78% of the outstanding Retractable Common Shares of Hollinger. The Court has extended the stay of proceedings against the Ravelston Entities to March 17, 2006

Company Profile

Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Hollinger also owns a portfolio of commercial real estate in Canada. Further information can be obtained at www.hollingerinc.com.

Media contact:

John Lute
Lute & Company
416 929 5883
jlute@luteco.com